Exhibit 99.3

NEWTEK BUSINESS SERVICES SET TO JOIN THE NEW RUSSELL MICROCAP INDEX

New York, NY – June 28, 2005 – Newtek Business Services, Inc. (NASDAQ: NKBS) (www.newtekbusinessservices.com), a direct distributor to the small to medium-sized business market, today announced it has joined the new Russell Microcap™ Index when Russell Investment Group reconstituted its family of U.S. indexes on June 24. The final membership list will be posted by July 1, 2005. Russell recently posted a preliminary membership list at www.russell.com/US/Indexes.

The Russell Microcap Index, which will be comprised of the smallest 1,000 securities in the small-cap Russell 2000® Index plus the next 1,000 companies, based on a ranking of all U.S. equities by market capitalization. This new index offers managers and other investors a comprehensive, unbiased barometer to compare their performance against the genuine microcap marketplace of stocks

Barry Sloane, Chairman and CEO of Newtek Business Services, said, “We are thrilled about being added to the Russell Microcap Index. We believe that this news will further enhance the liquidity of NKBS and bring additional retail and institutional buyers into our stock.”

Russell indexes are widely used by investment managers and institutional investors for index funds and as benchmarks for both passive and active investment strategies. More than $2.5 trillion in assets currently are benchmarked to them. Investment managers who oversee these funds purchase shares of member stocks according to that company’s weighting in the particular index.

Companies slated for the Russell Microcap were ranked as of May 31 by total market capitalization and weighted based on free-float adjustment, an integral aspect of Russell index methodology. Free-float adjustment means stocks are weighted by their available market capitalization which is calculated by multiplying the primary closing price by the available shares.

About Newtek Business Services, Inc.

Newtek Business Services, Inc. is a direct distributor of business and financial products to the small to medium-sized business market. According to the US Small Business Administration, there are now over 23 million small businesses in the United States which in total represent 99.7% of all employers, which generate 60 – 80% of all new jobs annually and which generate more than 50% of non-farm GDP. Since 1999 Newtek has helped these business owners realize their potential by providing them with the essential tools needed to manage and grow their businesses. Newtek and its affiliated companies focus on providing their current approximately 45,000 customers with access to financial, management and technological resources that enable them to grow and better compete in today’s marketplace. Newtek’s products and services include:

•	Newtek Small Business Finance: U.S. government-guaranteed small business lending services;

•	Newtek Merchant Solutions: electronic merchant payment processing solutions;

•	Newtek Insurance Agency: commercial and personal insurance;

•	CrystalTech Web Hosting: domain registration, hosting and data storage;

•	Newtek Financial Information Systems: outsourced digital bookkeeping; and

•	Newtek Tax Services: tax filing, preparation and advisory services for small businesses.

About Russell Investment Group

Russell, a global leader in multi-manager investment services, provides investment products and services in more than 39 countries. Russell manages more than $135 billion in assets and advises clients worldwide representing $2.3 trillion. Founded in 1936, Russell is a subsidiary of Northwestern Mutual and is headquartered in Tacoma, Wash., with additional offices in New York, Toronto, London, Paris, Singapore, Sydney, Auckland and Tokyo.

The statements in this release may contain forward-looking statements relating to such matters as anticipated future business strategies and financial performance, anticipated future number of customers, business prospects, legislative developments and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward- looking statements. In order to comply with the terms of the safe harbor, Newtek Business Services, Inc. notes that a variety of factors could cause its actual results to differ materially from the anticipated results expressed in the Company’s forward looking statements such as intensified competition and/or operating problems and their impact on revenues and profit margins or additional factors as described in Newtek Business Services’ 2004 annual report on Form 10-K.

Contacts:

Newtek Business Services

Barry Sloane

Chairman of the Board & CEO

212-356-9500

bsloane@newtekbusinessservices.com

Dave Gentry

Aurelius Consulting Group, Inc.

407-644-4256

dave@aurcg.com